Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES EXPIRATION AND FINAL SETTLEMENT OF

ITS TENDER OFFER FOR 7.250% SENIOR SECURED NOTES DUE 2021

MONTERREY, MEXICO, OCTOBER 28, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the expiration of its previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$500 million of the 7.250% Senior Secured Notes due 2021 issued by CEMEX (the “Notes”). The Tender Offer expired at 11:59 p.m., New York City time, on October 27, 2016 (the “Expiration Date”). CEMEX has been advised by the tender agent that as of the Expiration Date, a total of U.S.$241,892,000 of the Notes had been validly tendered in the Tender Offer, including U.S.$241,692,000 of validly tendered Notes purchased by CEMEX on the early settlement date of October 19, 2016. CEMEX intends to accept all U.S.$200,000 additional Notes validly tendered since 8:00 a.m., New York City time, on October 14, 2016 (the “Early Tender Date”) and at or prior to the Expiration Date. Following completion of the Tender Offer, U.S.$758,108,000 principal amount of the Notes are expected to remain outstanding (including U.S.$31,382,000 aggregate principal amount of Notes held by CEMEX).

Holders of the additional Notes that validly tendered after the Early Tender Date and at or prior to the Expiration Date are entitled to receive U.S.$1,045.00 per U.S.$1,000 principal amount of the Notes accepted for purchase. The final settlement date on which CEMEX will make payment for such additional Notes is expected to be November 1, 2016 (the “Final Settlement Date”). Holders will also receive accrued and unpaid interest on such additional Notes from the last interest payment date to, but not including, the Final Settlement Date.

BNP Paribas Securities Corp. and Credit Agricole Securities (USA) Inc. acted as Dealer Managers for the Tender Offer. Global Bondholder Services Corporation acted as Information Agent and Tender Agent for the Tender Offer.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer was made pursuant to an offer to purchase and related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.